UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended March 31, 2005

ALLEGHENY ENERGY, INC.

(Name of registered holding company)

800 Cabin Hill Drive, Greensburg, PA 15601

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas R. Gardner Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg PA 15601

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-related Company	Date of Organization	State Of Organization	Percentage of Voting Securities Held
Allegheny Energy, Inc. (1)

Allegheny Ventures, Inc. (2)

Allegheny Energy Solutions, Inc. (3)	Energy	July 23, 1997	Delaware	100%

Allegheny Energy Supply Company, LLC (4)

Buchanan Energy Company of Virginia, LLC (5)	Energy	March 14, 2002	Virginia	100%

Allegheny Energy Supply Development Services, LLC (6)	Energy	October 11, 2001	Delaware	100%

Nature of Business:

(1)	Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc. and holds directly approximately 98.60% of the outstanding voting securities in Allegheny Energy Supply Company, LLC.

(2)	Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.

(3)	Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines and solar cells.

(4)	Allegheny Energy Supply Company, LLC holds 100% ownership in Buchanan Energy Company of Virginia, LLC and Allegheny Energy Supply Development Services, LLC.

(5)	Buchanan Energy Company of Virginia, LLC is a 50% owner of Buchanan Generation, LLC. The generating facility is a merchant power plant from which the capacity, energy and ancillary services are sold to wholesale markets.

(6)	Allegheny Energy Supply Development Services, LLC was formed to develop electric generation facilities. No facilities are currently in development.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

No services have been provided by the reporting companies to an associate company to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed
(In thousands)
Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$12	$111	$—	$123
Allegheny Energy Service Corporation	Allegheny Ventures, Inc.	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$560	$361	$—	$921
Allegheny Energy Service Corporation	Allegheny Energy Supply Company, LLC	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$6,518	$25,139	$—	$31,657

ITEM 4 – SUMMARY OF AGGREGATE INVESTMENT

(In thousands)
Investments in energy-related companies:

Total consolidated capitalization as of March 31, 2005	$6,211,311		line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$931,697		line 2

Greater of $50.0 million or line 2		$931,697	line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Allegheny Ventures, Inc.: (including Allegheny Energy Solutions, Inc.)	$12,455
Allegheny Energy Supply Company, LLC: (including Buchanan Energy Company of Virginia, LLC and Allegheny Energy Supply Development Services, LLC)	$30,360

Total current aggregate investment		$42,815	line 4

Difference between the greater of $50.0 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$888,882	line 5

Investments in gas-related companies:

None.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)	Current Period Financial Statements:

Allegheny Energy Solutions, Inc. Statement of Operations for the Three Months Ended March 31, 2005

Allegheny Energy Solutions, Inc. Balance Sheet at March 31, 2005

Allegheny Ventures, Inc. Consolidated Statements of Operations for the Three Months Ended March 31, 2005

Allegheny Ventures, Inc. Consolidated Balance Sheet at March 31, 2005

Buchanan Energy of Virginia, LLC Statements of Operations for the Three Months Ended March 31, 2005

Buchanan Energy of Virginia, LLC Balance Sheet at March 31, 2005

Allegheny Energy Supply Development Services, LLC Balance Sheet at March 31, 2005

Allegheny Energy Supply Company, LLC Consolidated Statements of Operations for the Three Months Ended March 31, 2005

Allegheny Energy Supply Company, LLC Consolidated Balance Sheet at March 31, 2005

ALLEGHENY ENERGY SOLUTIONS, INC

STATEMENTS OF OPERATIONS

(in thousands)

(unaudited)

Three months ended March 31, 2005
Operating revenues	$3,457

Operating expenses:
Operations and maintenance	3,340
Depreciation and amortization	43
Taxes other than income taxes	35

Total operating expenses	3,418

Operating income	39

Other income, net	9

Net Interest income	40

Income before income taxes	88

Income tax expense	28

Net income	$60

ALLEGHENY ENERGY SOLUTIONS, INC

BALANCE SHEET

(in thousands)

(unaudited)

March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$1,197
Accounts receivable:
Accounts receivable from affiliates, net	12,123
Other	1,058
Allowance for uncollectible accounts	(8)
Other current assets	4

Total current assets	14,374

Property, plant and equipment:
In service, at original cost	860
Accumulated depreciation	(387)

Total property, plant and equipment	473

Other assets	29

Total assets	$14,876

LIABILITIES AND STOCKHOLDER’S EQUITY

Current liabilities:
Other accounts payable	(575)
Affiliated accounts payable	43
Accrued taxes	(757)
Other current liabilities	1,595

Total current liabilities	306

Deferred income taxes and other credits	(1,803)

Stockholder’s equity	16,373

Total liabilities and stockholder’s equity	$14,876

ALLEGHENY VENTURES, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

(unaudited)

Three months ended March 31, 2005
Operating revenues	$6,720

Operating expenses:
Operations and maintenance	7,206
Depreciation and amortization	595
Taxes other than income taxes	270

Total operating expenses	8,071

Operating loss	(1,351)

Other loss, net	(416)

Net interest income	287

Loss before income taxes	(1,480)

Income tax benefit	706

Net loss	$(774)

ALLEGHENY VENTURES, INC

CONSOLIDATED BALANCE SHEET

(in thousands)

(unaudited)

March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$6,142
Accounts receivable:
Customer	1,994
Other	2,280
Allowance for uncollectible accounts	(495)
Materials and supplies	2,913
Prepaid taxes	130
Other	46

Total current assets	13,010

Property, plant and equipment:
In service, at original cost	43,101
Accumulated depreciation	(9,450)

Subtotal	33,651
Construction work in progress	941

Total property, plant and equipment	34,592

Investments and other assets:
Unregulated investments	3,340
Other	376

Total investments and other assets	3,716

Deferred charges	60

Total assets	$51,378

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$1,523
Accounts payable to affiliates, net	1,041
Accrued taxes	(4,115)
Other current liabilities	275

Total current liabilities	(1,276)

Deferred credits:
Income tax credits	(21,944)
Other	1,484

Total deferred credits	(20,460)

Stockholder’s equity	73,114

Total liabilities and stockholder’s equity	$51,378

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC

STATEMENTS OF OPERATIONS

(in thousands)

(unaudited)

Three months ended March 31, 2005
Operating revenues	$—

Operating expenses	—

Operating income	—

Other expenses, net	(78)

Loss before income taxes	(78)
Income tax benefit	30

Net loss	$(48)

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC

BALANCE SHEET

(in thousands)

(unaudited)

March 31, 2005
ASSETS
Cash	$283

Unregulated investments	25,974

Total assets	$26,257

LIABILITIES AND MEMBER’S EQUITY
Accrued taxes	$(864)

Deferred income taxes	1,661

Member’s equity	25,460

Total liabilities and member’s equity	$26,257

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC

BALANCE SHEET

(in thousands)

(unaudited)

March 31, 2005
ASSETS
Cash and cash equivalents	$67

LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Accounts payable to affiliates, net	741
Accrued taxes	(660)

Total current liabilities	81

Deferred income taxes	(4,914)

Member’s equity	4,900

Total liabilities and member’s equity	$67

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

(unaudited)

Three months ended March 31, 2005
Operating revenues	$348,296

Operating expenses:
Fuel consumed in electric generation	135,006
Purchased power and transmission	22,522
Operations and maintenance	61,203
Depreciation and amortization	29,286
Taxes other than income taxes	14,482

Total operating expenses	262,499

Operating income	85,797

Other income, net	1,284

Interest expense	46,535

Income from continuing operations before income taxes and minority interest	40,546

Income tax expense from continuing operations	6,781

Minority interest in net income of subsidiaries	1,692

Income from continuing operations	32,073

Loss from discontinued operations, net of tax	(2,679)

Net Income	$29,394

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands)

(unaudited)

March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$66,952
Accounts receivable:
Wholesale and other	7,958
Allowance for uncollectible accounts	(2,501)
Due from affiliates, net	42,725
Materials and supplies	47,597
Fuel	48,178
Deferred income taxes	33,890
Prepaid taxes	13,864
Assets held for sale	2,240
Commodity contracts	14,168
Collateral deposits	100,505
Restricted funds	2,970
Other	5,211

Total current assets	383,757

Property, plant and equipment:
Generation	4,721,117
Transmission	77,122
Other	19,570
Accumulated depreciation	(2,258,479)

Subtotal	2,559,330
Construction work in progress	53,532

Total property, plant and equipment	2,612,862

Investments and other assets:
Assets held for sale	152,519
Goodwill	367,287
Investments in unconsolidated affiliate	25,974
Other	18,964

Total investments and other assets	564,744

Deferred charges:
Commodity contracts	3,379
Deferred income taxes	32,083
Other	28,927

Total deferred charges	64,389

Total assets	$3,625,752

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (continued)

(in thousands)

(unaudited)

March 31, 2005
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Long-term debt due within one year	$10,438
Accounts payable	85,168
Accrued taxes	20,001
Commodity contracts	54,502
Accrued interest	51,537
Other	11,702

Total current liabilities	233,348

Long-term debt	2,555,056

Deferred credits and other liabilities:
Commodity contracts	54,994
Investment tax credit	56,432
Other	120,321

Total deferred credits and other liabilities	231,747

Minority interest	47,747

Members’ equity	557,854

Total liabilities and members’ equity	$3,625,752

Signature

Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

By:	/s/ Thomas R. Gardner
Thomas R. Gardner
Vice President, Controller & Chief Accounting Officer

May 31, 2005